

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

December 6, 2016

Michael Favish
Chief Executive Officer
Guardion Health Sciences, Inc.
15150 Avenue of Science, Suite 200
San Diego, CA 92128

> **Re: Guardion Health Sciences, Inc.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed November 23, 2016**
> **File No. 333-209488**

Dear Mr. Favish:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 31

1.   We note your disclosure on page 34 that: "The Company changed direction from the dietary supplement category to the medical food category based on guidance from the Company's intellectual property counsel and regulatory affairs consultants. This change necessitated the repackaging of the product and revision to the Company's distribution procedures to comply with FDA guidelines for medical foods according to advice from intellectual property counsel. The Company had to interrupt sales while it upgraded its product as part of this developmental process." Please revise the disclosure to:
- Quantify the extent to which 2016 and 2015 revenue and expense was affected.
- Describe any other significant components of reported loss from operations impacted by this unusual or infrequent event.

- Explain why the obsolete packaging materials expensed in the third quarter of 2016 should not have been expensed in 2015 when you made the decision to repackage the product.

You may contact Bonnie Baynes at (202) 551-4924 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at (202) 551-6553 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Elliot H. Lutzker
   Davidoff Hutcher & Citron LLP